UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of May, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SCHEDULE 11
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
SIGNATURES

SCHEDULE 11
Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

Notes:	This form is intended for use by an issuer to make a RIS notification required by the
Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act
1990) or entered into the issuer’s register in accordance with section 59 of the Companies
Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14,
16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer IONA TECHNOLOGIES PLC	2	State whether the notification relates to:
(i) a transaction notified in accordance with Market
Abuse Rules; (ii) a disclosure made in accordance
with section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer’s
register in accordance with section 59 of the
Companies Act 1990; or (iii) both (i) and (ii).

(ii) ABOVE

3	Name of person discharging managerial responsibilities/director JAMES D. MAIKRANZ (DIRECTOR)	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares ORDINARY
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them JAMES D. MAIKRANZ	8	State the nature of the transaction ACQUISITION OF SHARES
9	Number of shares, debentures or financial instruments relating to shares acquired 750	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0021%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction Price per Share — €3.15	14	Date and place of transaction MAY 22 2006, DUBLIN
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Total Holding — 750 Ordinary Shares/ Total % Holding — 0.0021%	16	Date issuer informed of transaction May 23 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant N/A	18	Period during which or date on which it can be exercised N/A
19	Total amount paid (if any) for grant of the option N/A	20	Description of shares or debentures involved (class and number) N/A
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	22	Total number of shares or debentures over which options are held following notification N/A
23	Any additional information NONE	24	Name of contact and telephone number for queries JOHN DUGGAN/DONAL MORIARTY TEL: (01) 6372000

Name and signature of authorised officer of issuer responsible for making notification

John Duggan (Legal Counsel)
Date of notification - 24 MAY 2006

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: May 24, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer